Exhibit 21

LIST OF SUBSIDIARIES

Set forth is a list of the subsidiaries of Bojangles’, Inc. as of December 27, 2015 and their respective jurisdictions of organization. All subsidiaries of Bojangles’, Inc. listed below are 100% wholly-owned.

Subsidiary	Jurisdiction of Incorporation or Organization
Bojangles’ Restaurants, Inc.	Delaware
BJ Restaurant Development, LLC	North Carolina
BJ Georgia, LLC	Georgia
Bojangles’ International, LLC	Delaware